UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arno Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
042564203
(CUSIP Number)
Steven B. Ruchefsky Commercial Street Capital LLC c/o Hewlett Bay Associates LLC 800 Westchester Ave, Suite S-414 Rye Brook, New York 10573 (914) 251-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042564203

1	NAMES OF REPORTING PERSONS Steven B. Ruchefsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,026,142 (a) (b)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,026,142 (a) (b)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,026,142 (a) (b)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (c)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a)	Mr. Ruchefsky is a director of the Issuer. 439,928 of these shares represent Common Stock issuable to Mr. Ruchefsky pursuant to stock options that are exercisable within 60 days of this Schedule. Pursuant to the agreement of the members of Commercial Street Capital LLC ("CSC"), such stock options are no longer held for the benefit of CSC.
(b)	Includes (i) 187,793 shares of Common Stock and (ii) 398,421 shares of Common Stock issuable upon the exercise of warrants, in each case, previously registered in the name of CSC, which were distributed to SBR on December 29, 2016 in a pro rata distribution and are now owned directly.
(c)	The percentage set forth in Row 13 is based on 49,349,749 shares of Common Stock as disclosed in the Issuer's Definitive Proxy Statement filed on November 18, 2016.

CUSIP No. 042564203

1	NAMES OF REPORTING PERSONS Commercial Street Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 042564203

1	NAMES OF REPORTING PERSONS S. Donald Sussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,071,427 (d)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,071,427 (d)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,071,427 (d)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2% (c)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(d)	These shares are held directly by Mr. Sussman and are comprised of (i) 714,285 shares of Common Stock and (ii) 357,142 shares of Common Stock issuable upon the exercise of a warrant.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, dated September 8, 2016, filed by Steven B. Ruchefsky, an individual ("SBR"),  Commercial Street Capital LLC, a Delaware limited liability company ("CSC") and S. Donald Sussman, an individual ("SDS" and together with SBR and CSC, the "Reporting Persons"), relating to shares of Common Stock of Arno Therapeutics, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 1 to Schedule 13D constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 2,097,569 shares of Common Stock, representing approximately 4.3% of the outstanding shares of Common Stock, of which:

(1) 1,026,142 shares are held by SBR, comprised of: (i) 187,793 outstanding shares of Common Stock, (ii) 214,011 shares issuable upon exercise of the Series A Warrant, (iii) 184,410 shares issuable upon exercise of the Series D Warrant and (iv) 439,928 shares are issuable upon exercise of stock options; and

(2) 1,071,427 shares are held by SDS, comprised of: (i) 714,285 outstanding shares of Common Stock, and (ii) 357,142 shares of Common Stock issuable upon exercise of the Series F Warrant.

(c)

On December 29, 2016, SDS and SBR, as co-managing members of CSC, caused CSC to distribute to SDS and SBR pro rata in accordance with membership interests in CSC the following: (a) to SDS, (i) 4,285,111 shares of Common Stock and (ii) 2,989,511 shares of Common Stock issuable upon the exercise of warrants ((i) and (ii) collectively, the "SDS Distribution Shares") and (b) to SBR, (i) 187,793 shares of Common Stock and (ii) 398,421 shares of Common Stock issuable upon the exercise of warrants.

On December 30, 2016, SDS and Jonathan Zucker, an individual ("Purchaser"), entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which SDS sold and transferred to Purchaser, and Purchaser purchased from SDS, all of the SDS Distribution Shares for an aggregate purchase price of $1,000. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is attached as Exhibit A hereto and incorporated herein by reference.

(d)	Not applicable.

(e) As of December 30, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

See Item 5, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 30, 2016

/s/Steven B. Ruchefsky
Steven B. Ruchefsky

Commercial Street Capital LLC
/s/ Steven B. Ruchefsky
Name: Steven B. Ruchefsky
Title: President

/s/ Donald S. Sussman
Name: Donald S. Sussman